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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                      Rawlings Sporting Goods Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    754459105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Daniel Gilbert
                              20555 Victor Parkway
                             Livonia, Michigan 48152
                                 (734) 805-7575
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 11, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 10 pages

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).................................Daniel Gilbert

-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)....................................................................................................|_|
         (b)....................................................................................................|_|

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3.       SEC Use Only..............................................................................................

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4.       Source of Funds (See Instructions)......................................................................PF

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)....................|_|

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6.       Citizenship or Place of Organization..............................................United States of America

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                           7.       Sole Voting Power.....................................................1,053,000

Number of                  ----------------------------------------------------------------------------------------
Shares Bene-               8.       Shared Voting Power...........................................................0
ficially
Owned by Each              ----------------------------------------------------------------------------------------
Reporting                  9.       Sole Dispositive Power................................................1,053,000
Person With:
                           ----------------------------------------------------------------------------------------
                           10.      Shared Dispositive Power......................................................0

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person.....................................1,053,000

-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................|_|

-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)...................................................13.0%

-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions).............................................................IN

-------------------------------------------------------------------------------------------------------------------


                               Page 2 of 10 pages

ITEM 1. SECURITY AND ISSUER.


         The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share ("Common Stock"), of Rawlings Sporting Goods Company, Inc., a Delaware corporation ("Rawlings"). The address of Rawlings's principal executive offices is 1859 Intertech Drive, Fenton, Missouri 63026.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Daniel Gilbert, who is referred to in this Schedule as the "Reporting Person". The Reporting Person's present principal occupation or employment is private investor. The Reporting Person's business address is 20555 Victor Parkway, Livonia, Michigan 48152.

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person acquired beneficial ownership of his Common Stock through a brokerage account at UBS PaineWebber Inc. and a brokerage account at Goldman, Sachs & Co. (the "Brokerage Accounts") which contain his personal funds. The Brokerage Accounts are each subject to a client agreement between the Reporting Person and the brokerage firm. From time to time, each brokerage firm may extend margin credit to the Reporting Person under the terms of the applicable brokerage account. No margin loans have been made to acquire the Common Stock reported in this schedule as beneficially owned by the Reporting Person. The Reporting Person used approximately $4,797,485 of his personal funds to acquire the Common Stock reported in this schedule as beneficially owned by him.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Common Stock beneficially owned by him for investment purposes, because he believes that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of Rawlings's underlying business and assets. As a substantial shareholder of Rawlings, the Reporting Person expects and intends to explore and be receptive to opportunities to enhance the value of the Common Stock beneficially owned by the Reporting Person.

         On March 14, 2002, the Reporting Person met with the Chief Executive Officer and some of the directors of Rawlings to discuss a potential, substantial direct investment by the Reporting


                               Page 3 of 10 pages

Person in newly-issued common stock of Rawlings and the potential appointment of the Reporting Person or his designees as one or more of the directors and officers of Rawlings. Rawlings has informed the Reporting Person that it is engaging a financial advisor to assist in evaluating the proposal. The discussions are in the preliminary stage. Rawlings' June 27, 2002 press release, however, states that "In response to concerns voiced by some shareholders regarding a suggestion in recent 13-D filings by one investor that Rawlings should sell additional securities to that investor, Mr. O'Hara noted that Rawlings does not plan any issuance of new shares at this time. He stated that Rawlings' Board of Directors is committed to building shareholder value and would only issue additional shares if it is part of a strategic plan designed to increase value for all shareholders."

         In addition, the Reporting Person may encourage Rawlings to explore strategic alternatives to increase shareholder value and, depending on Rawlings's response, may consider pursuing such alternatives on his own or with third parties. However, the Reporting Person currently has no specific plans or proposals with respect to these matters.

         Subject to market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, by tender offer, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. The Reporting Person intends to review on a continuing basis various factors relating to his investment in Rawlings, including Rawlings's business and prospects, the price and availability of Rawlings's securities, subsequent developments affecting Rawlings, other investment and business opportunities available to the Reporting Person, his general investment and trading policies, market conditions or other factors. Based on these factors, the Reporting Person may determine to dispose of some of all of his Common Stock, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by Rawlings), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if he determines such acquisition or disposal is not in his best interests at that time.

         Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of Rawlings, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rawlings or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Rawlings or any of its subsidiaries,
(d) any change in the present Board of Directors or management of Rawlings, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in Rawlings's present capitalization or dividend policy, (f) any other material change in Rawlings's business or corporate structure, (g) any changes in Rawlings's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of Rawlings by any person, (h) causing a class of securities of Rawlings to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation


                               Page 4 of 10 pages
system of a registered national securities association, (i) a class of Rawlings's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number and percentage of shares of Common Stock beneficially owned by the Reporting Person as of July 22, 2002 are as follows:

                                    Number                     Percent*
                                    ------                     --------
         Daniel Gilbert           1,053,000    **                13.0%

*Based on the 8,088,656 shares of Common Stock reported as outstanding as of June 30, 2002 in Rawlings's Quarterly Report on Form 10-Q for the quarter ended May 31, 2002.

**Includes 1,051,000 shares held in the Brokerage Account at UBS PaineWebber Inc. by the Reporting Person and 2,000 shares held in the Brokerage Account at Goldman, Sachs & Co. by the Reporting Person.

         (b) The Reporting Person has sole voting and investment power over the 1,053,000 shares of Common Stock reported above as beneficially owned by him.

         (c) The Reporting Person effected the following purchases of shares of Common Stock in open market transactions since June 21, 2002 (the date the Reporting Person filed Amendment No. 3 to his Schedule 13D with respect to his ownership of shares of Common Stock):

                                                                                     Purchase (P)
       Name               Transaction Date         Shares       Price Per Share*      or Sale (S)
       ----               ----------------         ------       ----------------      -----------
Reporting Person              06/24/02              12,100           $5.15                 P
Reporting Person              06/25/02               3,400           $5.18                 P
Reporting Person              06/26/02               8,000           $5.04                 P
Reporting Person              07/01/02               1,000           $5.53                 P
Reporting Person              07/02/02                 500           $5.55                 P
Reporting Person              07/02/02              10,800           $5.68                 P
Reporting Person              07/02/02               2,000           $5.47                 P
Reporting Person              07/09/02               1,500           $5.34                 P
Reporting Person              07/09/02               2,000           $5.76                 P
Reporting Person              07/10/02               3,600           $5.61                 P
Reporting Person              07/11/02              72,900           $5.68                 P
Reporting Person              07/12/02                 500           $5.72                 P
Reporting Person              07/15/02               8,200           $5.54                 P
Reporting Person              07/17/02               5,000           $5.56                 P
Reporting Person              07/18/02               5,800           $5.37                 P
Reporting Person              07/19/02               4,900           $5.52                 P

--------------------------------------------------------------------------------


                               Page 5 of 10 pages

*Including commissions.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Form of UBS PaineWebber Inc. Client Agreement, incorporated by reference to Exhibit 99.1 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on February 1, 2002.

         99.2     Form of Goldman, Sachs & Co. Individual Account Agreement.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 22, 2002                     /s/ DANIEL GILBERT
                                          --------------------------------------
                                              Daniel Gilbert


                               Page 6 of 10 pages

                                  EXHIBIT INDEX


         99.1 Form of UBS PaineWebber Inc. Client Agreement, incorporated by reference to Exhibit 99.1 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on February 1, 2002.

         99.2     Form of Goldman, Sachs & Co. Individual Account Agreement.




                               Page 7 of 10 pages